December 07, 2006

Room 4561

Mr. James Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

> **Re: Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 7, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 15, 2006**
> **Form 8-K Filed July 25, 2006**
> **File No. 000-26299**

Dear Mr. Frankola:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Craig Wilson
                              Senior Assistant Chief Accountant